EXHIBIT 12.2

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
                                         Hospitality Properties Trust
            Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions
                                     (in thousands, except ratio amounts)


                                                             Year Ended December 31,
                                    -------------------------------------------------------------------------
                                       2001            2000              1999          1998          1997
                                       ----            ----              ----          ----          ----

Income Before Extraordinary                                           $111,929
Item                                  $131,956       $126,271                        $87,982        $59,153
Fixed Charges                           41,312         37,682           37,352        21,751         15,534
                                    ----------     ----------           ------        ------      ---------
Adjusted Earnings                     $173,268       $163,953         $149,281      $109,733        $74,687


Fixed Charges and Preferred
Distributions:
     Interest on indebtedness and
     amortization of deferred
     finance costs                     $41,312        $37,682          $37,352       $21,751        $15,534
     Preferred distributions             7,125          7,125            5,106            --             --
                                    ----------     ----------        ---------     ---------      ---------
Total Combined Fixed Charges
     And Preferred Distributions       $48,437        $44,807          $42,458       $21,751        $15,534

Ratio of Earnings to Combined
Fixed Charges and Preferred
     Distributions                        3.58x         3.66x            3.52x         5.04x          4.81x
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